UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934

Enel Américas S.A.
(Name of Subject Company (Issuer))

Enel S.p.A.
(Name of Filing Person (Offeror))

American Depositary Shares (ADS) each representing
50 shares of Common Stock, no par value
 (Title of Class of Securities)

29274F104
(CUSIP Number of Class of Securities)

Common Stock, no par value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Enel S.p.A.
Viale Regina Margherita 137
00198 Rome
Italy
Attn: Fabio Bonomo
Head of Corporate Affairs
Tel: +39 06 8305 2081
Fax: +39 06 8305 2129
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AmericasActive:15277547.3

Important Information

This Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Enel S.p.A. (“Enel”) for up to 10% of the outstanding shares of common stock, no par value, of Enel Américas S.A. (“Enel Américas”), including in the form of American Depositary Shares (“ADSs”), that are not currently owned by Enel Chile and its affiliates.

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Américas or any other company, or an offer to participate in a tender offer for securities of Enel Américas or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer. Shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available, and their availability is subject to the commencement of the tender offer.

The following preliminary communications were made by Enel in a press release and by Enel Américas on a significant event (hecho esencial) filing that was furnished to the Chilean Financial Market Commission (Comisión para el Mercado Financiero) and also furnished to the SEC on Form 6-K.

Media Relations Investor Relations

T +39 06 8305 5699	T +39 06 8305 7975
ufficiostampa@enel.com	investor.relations@enel.com

enel.com	enel.com

ENEL TO LAUNCH A PARTIAL PUBLIC TENDER OFFER FOR UP TO A 10% STAKE IN ENEL AMÉRICAS IF REORGANIZATION OF RENEWABLE BUSINESS IN CENTRAL AND SOUTH AMERICA SUCCEEDS

Rome, December 17th, 2020 – Enel S.p.A. ("Enel") announces that, in the context of the corporate reorganization process aimed at integrating non-conventional renewable energy business of the Enel Group in Central and South America (excluding Chile) into the listed Chilean subsidiary Enel Américas S.A. (“Enel Américas”), it will launch a voluntary partial public tender offer for the acquisition of shares and American Depositary Shares (“ADSs”) of Enel Américas representing up to a maximum of 10% of its current share capital (the “Offer”). The Offer will be launched for a price of 140 Chilean pesos per share (or its equivalent in US dollars at the time of settlement in the case of ADSs). The Offer will be launched near the expected time of effectiveness of the merger by incorporation of EGP Américas S.p.A. into Enel Américas and of the amendment of the bylaws of Enel Américas, as described below. The Offer will also be subject to compliance with Chilean and US regulations and other applicable regulations.

As announced to the market on November 13th, 2020, the Extraordinary Shareholders' Meeting of Enel Américas has been called to take place on December 18th, 2020 to resolve on (i) the merger by incorporation of EGP Américas S.p.A. into Enel Américas with a consequent increase in the share capital of Enel Américas in support of the merger, as well as (ii) the amendment of the bylaws of Enel Américas in order to remove the limits that currently do not allow a single shareholder to own more than 65% of the shares with voting rights.

The Offer is an opportunity for minority shareholders who wish to reduce their ownership interest in Enel Américas after the merger is completed. In this respect, the Offer provides shareholders an opportunity to sell shares at a price higher than the price of 109.8 Chilean pesos per share that Enel Américas will offer in accordance with Chilean law to dissenter shareholders willing to exercise their withdrawal rights.

The Offer will not be launched if the merger by incorporation of EGP Américas S.p.A. into Enel Américas and the amendment of the bylaws of Enel Américas are not effective by December 31st, 2021.

Enel’s total consideration under the Offer, which is expected to amount to up to 1.2 billion euros1, will be funded through internally generated cash flows and existing debt capacity.

Detailed information on the agenda of the Extraordinary Shareholders' Meeting of Enel Américas, together with documentation on said corporate reorganization operation (including the reports of the independent valuators and appraisers on the merger, as well as the document "Términos y Condiciones de la Fusión", which also sets out the conditions precedent to which the merger is subject), are available to the public on the Enel Américas website (www.enelamericas.com).

1 Calculated at the exchange rate of December 16th, 2020 of 895 Chilean pesos for 1 euro.

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

1

SIGNIFICANT EVENT
Enel Américas S.A.
Securities Registration Record No. 175

Santiago, December 17, 2020
Ger. Gen. No 27/2020

Mr. Joaquín Cortez Huerta
Chairman
Financial Market Commission
Av. Libertador General Bernardo O’Higgins N°1449
Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you in the attached Significant Event of a letter sent today by our parent company, Enel SpA, where said Company reports its plan to launch a voluntary public offer for the acquisition of shares and American Depositary Shares ("ADS") of Enel Américas for up to a maximum of 10% of its current share capital. The public offer for the acquisition of shares will be launched at the price of 140 Chilean pesos per share (or its equivalent in US dollars at the time of payment in the case of the ADSs).

The public offer for the acquisition of shares offers shareholders the opportunity to sell their shares at a price higher than 109.79 Chilean pesos per share which, in accordance with the law, Enel Américas must offer shareholders who decide to exercise their right of withdrawal at the time of the merger.

As indicated by Enel SpA in the accompanying letter, the public offer for the acquisition of shares will not be launched if the merger by incorporation of EGP Américas S.p.A. into Enel Américas and the amendment of the Enel Américas´ bylaws do not become valid before December 31, 2021.

Further details can be found in the above-mentioned letter, which is attached.

Yours truly

/s/ Maurizio Bezzeccheri
MAURIZIO BEZZECCHERI
Chief Executive Officer
Enel Américas S.A.

cc.: Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

Amministratore Delegato e Direttore Generale Viale Regina Margherita 137-00198 Roma T + 39 0683054665
Enel-Cor-17/12/20-0025166	Enel Américas S.A. Santa Rosa 76 Santiago Chile
Rome	For the attention of Francisco de Borja Acha
December 17, 2020	Chairman

Dear Mr. Chairman,

Regarding the integration process in Enel Américas S.A. ("Enel Américas") of Enel SpA's ("Enel") business in the unconventional renewable energy sector in Central and South America, except Chile, I hereby would like to inform you that Enel has decided to make available a liquidity mechanism to minority shareholders who wish to reduce their stake in Enel Américas as a result of the above-mentioned process on better terms than those offered to dissident shareholders by their right to withdrawal.

To this end, and in the event that all the agreements submitted for the approval of the Extraordinary Shareholders' Meeting of Enel Américas on December 18, 2020 are approved and the other conditions precedent which the merger of Enel Américas and EGP Américas SpA is subject to, pursuant to the document entitled "Merger Terms and Conditions", Enel would make a public share acquisition offer, in relation to all Enel Américas´ shares and American Depositary Shares ("ADSs"), for the acquisition of shares that represent up to a maximum of 10% of its current share capital. The public share acquisition offer would be priced at 140 Chilean pesos per share (or its equivalent in US dollars at the time of payment in the case of ADSs). The public share acquisition offer would become effective immediately after the merger is concluded and would be subject to the compliance with all the requirements stemming from Chilean and US regulations and others that might apply.

This commitment shall subsequently lose its value and effect if the merger of Enel Américas and EGP Américas SpA and the amendment of Enel Américas´ bylaws is not carried out by December 31, 2021 under the terms approved at said Extraordinary Shareholders' Meeting.

Finally, I would kindly request that the content of this letter is duly made public and disseminated in order to become known to all Enel Américas shareholders and other interested parties.

Yours truly
Francesco Starace
/s/ Francesco Starace

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.